UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CAREY CREDIT INCOME FUND
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14174X108
(CUSIP Number)

Paul S. Saint-Pierre 50 Rockefeller Plaza New York, NY 10020 (212) 492-8990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2014**
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The information reported in this Schedule 13D is current as of the filing date.

CUSIP No. 14174X108	Page 1 of 3

CUSIP No. 14174X108
1	Name of Reporting Person IDF III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,777,778
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,777,778
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 50.0%
14	Type of Reporting Person IV

CUSIP No. 14174X108	Page 2 of 3

Item 1.    Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Shares”), of Carey Credit Income Fund, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Rockefeller Plaza, New York, NY 10020.
Item 2.    Identity and Background.

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by IDF III, LLC (“IDF”).

(b)	The business address of IDF is 227 W Monroe St. Chicago, IL 60606.

(c)	IDF’s principal business is holding investments.

(d)	During the last five years, IDF has not been convicted in a criminal proceeding.

(e)
During the last five years, IDF has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    IDF was formed in Delaware.
Item 3.    Source and Amount of Funds or Other Consideration.
IDF serves as an investment holding company. On December 19, 2014 IDF purchased 2,777,778 Common Shares of the Issuer for an aggregate amount of $25 million using investment capital.
Item 4.    Purpose of Transaction.
IDF acquired the Common Shares solely for investment purposes. This Schedule 13D filing is occasioned solely by IDF’s beneficial ownership of 50.0% of the outstanding Common Shares of the Issuer. Although IDF’s ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, the securities of the Issuer beneficially owned by IDF were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer. IDF may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.
Item 5.    Interest in Securities of the Issuer.
(a) As of the date hereof, IDF shall be deemed to be the beneficial owner of 2,777,778 Common Shares, representing 50.0% of the total issued and outstanding Common Shares. As of the date hereof, the aggregate number of Common Shares outstanding is 5,555,556.
(b) IDF holds sole voting and dispositive power of 2,777,778 Common Shares. As of the date hereof, IDF does not own any Common Shares not disclosed herein.
(c) During the past sixty days, IDF did not effect any transactions in Common Shares.

CUSIP No. 14174X108	Page 3 of 3

Item 6.    Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.
Except for the matters described herein, IDF has no contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.
Item 7.    Material to Be Filed as Exhibits.
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDF III, LLC

By:	/s/ Jeffrey S. Lange
Name: Jeffrey S. Lange
Title: President and Chief Executive Officer
Date: July 1, 2015